EXHIBIT 19.1
Insider Trading Policy

SCOPE
Global
SECTION
Compliance
ISSUED BY
Legal Department

GENERAL POLICY ON INSIDER TRADING UNDER THE FEDERAL SECURITIES LAWS APPLICABLE TO TAPESTRY, INC., including employees of each of Tapestry’s brands (collectively, “Tapestry”).
In general, it is illegal to trade, or “tip” others to trade, in securities while in possession of material non-public information concerning the issuer of the securities. Trading on material non-public information is frequently referred to as “insider trading.” Insider trading by Tapestry directors, officers, employees, and members of their household, as well as other “Covered Persons” specified below, is forbidden. Information is material if it is likely to affect the market price of securities or if there is a substantial likelihood that such information would be important to someone in deciding whether to buy, sell or hold securities.  The information is “nonpublic” if it is not generally available to ordinary investors in the marketplace.  Generally, material nonpublic information loses its “inside” character only after it has been publicly disclosed and absorbed by the marketplace.
Individuals who engage in insider trading are subject to criminal and civil liability.  Criminal penalties for persons convicted of insider trading include fines up to $5 million and twenty years imprisonment per violation.
General Prohibitions
In order to ensure compliance with the restrictions on insider trading, it is the policy of Tapestry that its directors, officers, employees, and members of their household, and other Covered Persons, should not:
•Buy or sell securities of Tapestry or securities of any other company, or otherwise trade in such securities, or recommend the purchase or sale of such securities, based on information that has not been released to the public;
•Provide information about Tapestry to others who might buy, sell or trade in such securities based on that information;
•Buy, sell or trade in Tapestry securities based on nonpublic information if you are in the slightest doubt as to whether the information has been released to the public and absorbed by the market. Generally, you should wait at least two full business days after information has been released to the public before executing a trade in order to ensure that the information has been absorbed by the market; or
•Engage in “short sales” or “sales against the box,” trade in puts, calls or other options, trade in any other derivative securities, or engage in any other similar hedging activities related to Tapestry securities. The purpose of this prohibition is to avoid the appearance that any Tapestry employee is trading on nonpublic information.
Prohibitions During Blackout Periods
In general, a “Blackout Period” will include the period beginning approximately two weeks before the end of each fiscal quarter and the fiscal year-end and continuing until two business days after the release of quarterly earnings or full year earnings. In addition, from time to time, other types of material nonpublic information regarding Tapestry may be pending and not be publicly disclosed. While such material nonpublic information is pending, Tapestry may impose special Blackout Periods during which specified Covered Persons are prohibited from trading in Tapestry securities. If Tapestry imposes a special Blackout Period, it will notify the Covered Persons affected. During any quarterly Blackout Period, directors, officers, employees of Tapestry, and members of their household, and other Covered Persons, (and during any special Blackout Period, the notified Covered Persons) may not buy, sell or trade in Tapestry securities, except for:
•transactions made pursuant to a contract, instructions or a trading plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934 that has been approved by the Tapestry Legal Department, including without

Page 1 of 2 For Internal Use Only

limitation, pursuant to an approved limit order placed before the start of the Blackout Period that complies with Rule 10b5-1;
•exercises of stock options made for cash, where the shares acquired are not sold during the Blackout Period;
•purchases of shares through the Tapestry Employee Stock Purchase Plan (“ESPP”); and
•other exceptions approved on a case-by-case basis by the Tapestry Legal Department.
Employees and directors will receive periodic reminders regarding the start and finish of the quarterly Blackout Periods.
Pre-Approval Requirements
Tapestry’s directors, officers and employees, and all other Covered Persons, who wish to enter into a contract, instructions or a trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934 must obtain the prior written approval of the Tapestry Legal Department.  Prior written approval of the Legal Department is also required before a Tapestry director, officer or employee, or other Covered Person, may terminate or modify, in any way, an approved Rule 10b5-1 plan.
In addition, because Tapestry Directors, members of the Executive Committee, the Company’s Principal Accounting Officer and Brand Executive Creative Directors (“Company Insiders”) are likely to obtain material nonpublic information on a regular basis, Tapestry requires all such persons to refrain from trading in Tapestry securities, at all times, and to refrain from making any gift or other transfer of Tapestry securities, without first obtaining prior approval from the Tapestry Legal Department. Prior approval also applies to transactions by other persons living in a Company Insider’s household and to transactions by entities whose investment decisions are made by or shared with a Company Insider. Prior approval is not required for purchases and sales of securities under a 10b5-1 trading plan that has been previously approved by the Tapestry Legal Department.
Additional Information
For purposes of this Policy, “trading” in securities includes the sale, purchase, pledge or hypothecation of securities, including pledges in connection with margin loans, as well as hedging and monetization transactions. The term “securities” includes common stock and any other equity or debt securities the issuer in question may issue from time to time, such as preferred stock, notes, warrants and convertible debentures, as well as puts, calls, options, or other derivative securities (rights that are exercisable for or have a value based on an issuer’s securities).
“Covered Persons” subject to this Policy include (i) all directors of Tapestry; (ii) all officers of Tapestry; (iii) all employees of Tapestry; (iv) any other person designated by the Chairman of the Board, the CEO, or the General Counsel; (v) any member of the household of any of the foregoing; and (v) any other person or entity whose investment decisions are made by or shared with any of the above.
You should notify your supervisor or the Legal Department if you know or suspect others are trading in securities based on nonpublic information. Violation of this policy may result in termination of employment. In addition, Tapestry may pursue civil or criminal sanctions against employees or others violating the policy.
Any questions concerning this policy should be directed to globalcompliance@tapestry.com. David Howard, General Counsel and Secretary at (212) 615-2436 and Emily Zahler, Associate General Counsel and Assistant Secretary at (212) 946-8400, Ext. 100946.
Last Updated: May 16, 2024

Page 2 of 2 For Internal Use Only